FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Statement on Suspension of Special Entitlements of JGB Market Special Participants by Japan’s Ministry of Finance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 11, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Statement on Suspension of Special Entitlements of JGB Market Special Participants by Japan’s Ministry of Finance

Tokyo, October 11, 2024—Following a recommendation1 issued on September 25, 2024, by Japan’s Securities and Exchange Surveillance Commission to impose an administrative monetary penalty against Nomura Securities Co., Ltd. for Japanese government bond futures transactions conducted in March 2021, Japan’s Ministry of Finance today announced the suspension of Nomura Securities’ Special Entitlements of JGB Market Special Participants (Primary Dealer) from October 15, 2024 to November 14, 2024.

We take this matter very seriously and apologize to our clients and all other concerned parties for the trouble this has caused.

Nomura will immediately issue an announcement if the possibility of a material impact on its consolidated financial results arises.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	See news release titled “Statement on Recommendation Issued by Japan’s Securities and Exchange Surveillance Commission” issued on September 25, 2024.